FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2007
Commission File Number: 001-12518
Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)
Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☑	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

Item
1	Material Fact Statement, dated March 26, 2007, regarding nomination of Ms. Isabel Tocino Biscarolasaga as non executive independent director.

Item 1
MATERIAL FACT
The Board of Directors of Santander has agreed to name Ms. Isabel Tocino Biscarolasaga as a Director, to fill the vacancy created by the departure of Jay Sidhu on December 31, 2006. Isabel Tocino will be non executive independent director.
The nomination of Ms. Isabel Tocino will be submitted for ratification to the next Shareholders’ Meeting, which is expected to be held in Santander on June 23, 2007.
Ms. Isabel Tocino has until now been a member of the Board of Directors of Banif, the private banking subsidiary of Grupo Santander in Spain. She will leave that position as a result of this nomination.
Boadilla del Monte (Madrid), 26th March 2007.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: March 27, 2007	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President